# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GlobalTech Corp, CIK 0001938338
CUSIP: 37892L106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3550 BARRON WAY, SUITE 13A, RENO, Nevada (NV), 89511
Date of event which requires filing of this statement: 04/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002123616

## Reporting persons
- CricksLab L.L.C-FZ: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (6.7% of the class)
  Comment: The calculation of this percentage is based on 149,933,391 shares of common stock of the Issuer issued and outstanding as of April 7, 2025, which amount includes the 10,000,000 shares of common stock issued to the Reporting Person on April 7, 2025.

## Item 1. Issuer
Name of issuer: GlobalTech Corp
Address of issuer's principal executive offices: 3550 Barron Way, Suite 13A, Reno, Nevada 89511

## Item 2. Person Filing
Name of person filing: CricksLab L.L.C-FZ (the "Reporting Person")
Address of principal business office or, if none, residence:
Meydan Grandstand, 6th Floor, Meydan Road
Nad Al Sheba, Dubai, United Arab Emirates
Citizenship: United Arab Emirates

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,000,000
Percent of class: 6.7%
Sole power to vote or to direct the vote: 10,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CricksLab L.L.C-FZ: /s/ Akash Ahmed, Akash Ahmed / Managing Director (04/09/2026)